Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

April 11, 2012

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:    Response to SEC Comment Letter dated March 21, 2012
SEC File No. 1-33664

Ladies and Gentlemen:

We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated, March 21, 2012.

We have considered the Staff's comments relating to our Form 10-K for the Fiscal Year Ended December 31, 2011 and have set forth below our responses to each of the comments.

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Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

1.
We note your reference to competition as a significant contributing factor to the loss of customers. Please expand your business section in future filings to identify the specific geographic market areas in which you compete. Refer to item 101(c) (1) (x) of Regulation S-K. Please provide us with your proposed disclosures.

We will include the below Markets section before our Competition disclosure in the Business section of our future filings. The Competition section from the Company's Form 10-K is also included below for your convenient reference. We believe the Competition section effectively discloses the material information called for by Item 101(c)(1)(x) of Regulation S-K. Therefore, we believe the addition of the below Markets section coupled with the Competition section addresses the above comment.

“Markets

We operate in geographically diverse areas which are organized in regional clusters we call Key Market Areas. Our organization of Key Market Areas, working with our shared services model, allows us to maintain cost efficiency in common functions including sales and marketing, customer operations, human resources, and finance. In addition, we have continued to engage in strategic acquisitions and divestitures as part of our strategy to improve clustering and operating efficiencies. As a result, the geographic footprint has been improved by reducing the number of headends and increasing the number of customers per headend.

Securities and Exchange Commission
April 11, 2012

Our eleven Key Market Areas and the customer relationships within each market as of December 31, 2011 are as follows:

Key Market Area	Total Customer Relationships

California	540,000
Central States	559,000
Alabama/Georgia	596,000
Michigan	626,000
Minnesota/Nebraska	334,000
New England	349,000
Northwest	452,000
Carolinas	552,000
Tennessee	517,000
Texas	162,000
Wisconsin	551,000

Competition

We face competition for both residential and commercial customers in the areas of price, service offerings, and service reliability. We compete with other providers of video, high-speed Internet access, telephone services, and other sources of home entertainment. We operate in a very competitive business environment, which can adversely affect the results of our business and operations. We cannot predict the impact on us of broadband services offered by our competitors.

In terms of competition for customers, we view ourselves as a member of the broadband communications industry, which encompasses multi-channel video for television and related broadband services, such as high-speed Internet, telephone, and other interactive video services. In the broadband communications industry, our principal competitors for video services are direct broadcast satellite (“DBS”) and telephone companies. Our principal competitor for high-speed Internet services is DSL service and high-speed Internet provided by telephone companies. Our principal competitors for telephone services are established telephone companies, other telephone service providers, and other carriers, including VoIP providers. At this time, we do not consider other cable operators to be significant competitors in our overall market, as overbuilds are infrequent and geographically spotty (although in any particular market, a cable operator overbuilder would likely be a significant competitor at the local level). We could, however, face additional competition from multi-channel video providers if they began distributing video over the Internet to customers residing outside their current territories.

Our key competitors include:

DBS

Direct broadcast satellite is a significant competitor to cable systems. The two largest DBS providers now serve more than 33 million subscribers nationwide. DBS service allows the subscriber to receive video services directly via satellite using a dish antenna.

Video compression technology and high powered satellites allow DBS providers to offer more than 285 digital channels from a single satellite, thereby surpassing the traditional analog cable system. In 2011, major DBS competitors offered a greater variety of channel packages, and were especially competitive with promotional pricing for more basic services. While we continue to believe that the initial investment by a DBS customer exceeds that of a cable customer, the initial

Securities and Exchange Commission
April 11, 2012

equipment cost for DBS has decreased substantially, as the DBS providers have aggressively marketed offers to new customers of incentives for discounted or free equipment, installation, and multiple units. DBS providers are able to offer service nationwide and are able to establish a national image and branding with standardized offerings, which together with their ability to avoid franchise fees of up to 5% of revenues and property tax, leads to greater efficiencies and lower costs in the lower tiers of service. Also, DBS providers are currently offering more HD programming, including local HD programming. However, we believe that cable-delivered OnDemand and Subscription OnDemand services, which include HD programming, are superior to DBS service, because cable headends can provide two-way communication to deliver many titles which customers can access and control independently, whereas DBS technology can only make available a much smaller number of titles with DVR-like customer control. DBS providers have also made attempts at deployment of Internet access services via satellite, but those services have been technically constrained and of limited appeal.

Telephone Companies and Utilities

Telephone companies, including AT&T Inc. (“AT&T”) and Verizon Communications, Inc. ("Verizon"), offer video and other services in competition with us, and we expect they will increasingly do so in the future. Upgraded portions of these networks carry two-way video, data services and provide digital voice services similar to ours. In the case of Verizon, high-speed data services (fiber optic service (“FiOS”)) offer speeds as high as or higher than ours. In addition, these companies continue to offer their traditional telephone services, as well as service bundles that include wireless voice services provided by affiliated companies. Based on internal estimates, we believe that AT&T and Verizon are offering video services in areas serving approximately 31% to 34% and 3% to 4%, respectively, of our estimated homes passed as of December 31, 2011 and we have experienced customer losses in these areas. AT&T and Verizon have also launched campaigns to capture more of the multiple dwelling unit (“MDU”) market. Additional upgrades and product launches are expected in markets in which we operate.

In addition to telephone companies obtaining franchises or alternative authorizations in some areas, and seeking them in others, they have been successful through various means in reducing or streamlining the franchising requirements applicable to them. They have had significant success at the federal and state level in securing FCC rulings and numerous statewide franchise laws that facilitate telephone company entry into the video marketplace. Because telephone companies have been successful in avoiding or reducing franchise and other regulatory requirements that remain applicable to cable operators like us, their competitive posture has often been enhanced. The large scale entry of major telephone companies as direct competitors in the video marketplace has adversely affected the profitability and valuation of our cable systems.

Most telephone companies, which already have plant, an existing customer base, and other operational functions in place (such as billing and service personnel), offer DSL service. DSL service allows Internet access to subscribers at data transmission speeds greater than those formerly available over conventional telephone lines. We believe DSL service is competitive with high-speed Internet service and is often offered at prices lower than our Internet services, although typically at speeds lower than the speeds we offer. However one DSL provider, Century Link, offers DSL services in approximately 12% of our homes passed with speeds comparable to our lower speed tiers.  DSL providers may currently be in a better position to offer telephone and data services to businesses since their networks tend to be more complete in commercial areas. We expect DSL to remain a significant competitor to our high-speed Internet services. In addition, the continuing deployment of fiber optics into telephone companies' networks (primarily by Verizon) will enable them to provide even higher bandwidth Internet services.

Our telephone service competes directly with established telephone companies and other carriers, including Internet-based VoIP providers, for both residential and commercial voice service customers. Because we offer voice services, we are subject to considerable competition from telephone companies and other telecommunications providers, including wireless providers with an increasing number of consumers choosing wireless over wired telephone services. The telecommunications and voice services industry is highly competitive and includes competitors with greater financial and personnel resources, strong brand name recognition, and long-standing relationships with regulatory authorities and customers. Moreover, mergers, joint ventures and alliances among our competitors have resulted in

Securities and Exchange Commission
April 11, 2012

providers capable of offering cable television, Internet, and telephone services in direct competition with us.

Additionally, we are subject to limited competition from utilities that possess fiber optic transmission lines capable of transmitting signals with minimal signal distortion. Certain utilities are also developing broadband over power line technology, which may allow the provision of Internet and other broadband services to homes and offices.

Traditional Overbuilds

Cable systems are operated under non-exclusive franchises historically granted by state and local authorities. More than one cable system may legally be built in the same area. It is possible that a franchising authority might grant a second franchise to another cable operator and that such franchise might contain terms and conditions more favorable than those afforded us. Well-financed businesses from outside the cable industry, such as public utilities that already possess fiber optic and other transmission lines in the areas they serve, may over time become competitors. There are a number of cities that have constructed their own cable systems, in a manner similar to city-provided utility services. There also has been interest in traditional cable overbuilds by private companies not affiliated with established local exchange carriers. Constructing a competing cable system is a capital intensive process which involves a high degree of risk. We believe that in order to be successful, a competitor's overbuild would need to be able to serve the homes and businesses in the overbuilt area with equal or better service quality, on a more cost-effective basis than we can. Any such overbuild operation would require access to capital or access to facilities already in place that are capable of delivering cable television programming.

As of December 31, 2011, excluding telephone companies, we are aware of traditional overbuild situations impacting approximately 8% to 9% of our total homes passed and potential traditional overbuild situations in areas servicing approximately an additional 2% of our total homes passed. Additional overbuild situations may occur.

Broadcast Television

Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an “off-air” antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through “off-air” reception, compared to the services provided by the local cable system. Traditionally, cable television has provided higher picture quality and more channel offerings than broadcast television. However, the recent licensing of digital spectrum by the FCC now provides traditional broadcasters with the ability to deliver HD television pictures and multiple digital-quality program streams, as well as advanced digital services such as subscription video and data transmission.

Internet Delivered Video

Internet access facilitates the streaming of video, including movies and television shows, into homes and businesses. Increasingly, content owners are using Internet-based delivery of content directly to consumers, some without charging a fee to access the content. Further, due to consumer electronic innovations, consumers are able to watch such Internet-delivered content on televisions, personal computers, tablets, gaming boxes connected to televisions and mobile devices. We believe some customers have chosen to receive video over the Internet rather than through our VOD and premium video services, thereby reducing our video revenues. We can not predict the impact that Internet delivered video will have on our revenues and adjusted EBITDA as technologies continue to evolve.

Private Cable

Additional competition is posed by satellite master antenna television systems, or SMATV systems, serving MDUs, such as condominiums, apartment complexes, and private residential communities. Private cable systems can offer improved reception of local television stations, and many of the same satellite-delivered program services that are offered by cable systems. Although disadvantaged from a programming cost perspective, SMATV systems currently benefit from operating advantages not available to franchised cable systems, including fewer regulatory burdens and

Securities and Exchange Commission
April 11, 2012

no requirement to service low density or economically depressed communities. The FCC previously adopted regulations that favor SMATV and private cable operators serving MDU complexes, allowing them to continue to secure exclusive contracts with MDU owners.  This regulatory disparity provides a competitive advantage to certain of our current and potential competitors.

Other Competitors

Local wireless Internet services operate in some markets using available unlicensed radio spectrum. Various wireless phone companies are now offering third and fourth generation (3G and 4G) wireless high-speed Internet services. In addition, a growing number of commercial areas, such as retail malls, restaurants and airports, offer Wi-Fi Internet service. Numerous local governments are also considering or actively pursuing publicly subsidized Wi-Fi and WiMAX Internet access networks. Operators are also marketing PC cards and “personal hotspots” offering wireless broadband access to their cellular networks. These service options offer another alternative to cable-based Internet access.”

2.
Please consider expanding this section in future filings to provide a more detail discussion of longer term industry trends challenging the company and their underlying reasons. As an example, please tell us the strategic impact that increased viewing of programming over the internet is having, and you expect to have, on your basic video products and services. It appears that increased viewing of programming on the web may be contributing to your increased losses in your basic video subscribers and is reflected in your increased focus and reliance on your Internet product and services. Please provide us with your proposed disclosures.

On pages 34 and 35, we discuss challenges facing the Company, specifically, competition from DBS providers and certain telephone companies that offer services that provide similar or more features and functions compared to our services, and competition from wireless providers that have contributed to an increase in the number of homes that replace their traditional telephone service with wireless service. Further, we reference the Competition section of our Business disclosure included in the response to comment number 1 above which gives a more detailed discussion on longer term industry trends challenging the Company including a section on Internet Delivered Video. We believe this discussion covers the longer term industry trends challenging the Company; however, we will revise our disclosure on pages 34 and 35 to include the impact on video revenues from customers who choose to receive video over the Internet rather than our VOD and premium video services. We have included our proposed disclosure in our response to comment 5 below.
Results of operations, page 42

3.
Please discuss in future filings the reasons why despite the significant loss of customers, your average monthly revenue has increased. Discuss how in recent years you have been able to grow revenues by offsetting basic video customer losses with price increases, and whether you expect this trend to continue. Please provide us with your proposed disclosures.

On page 34 in the Overview section, we state that in the recent past we have grown revenues by offsetting basic video customer losses with price increases and sales of incremental services such as high-speed Internet, OnDemand, DVR, HD television, and telephone. We also state that we expect to continue to grow revenues in this manner and in addition, we expect to increase revenues by expanding the sales of services to our commercial customers and non-video customers. On page 42 we will revise our paragraph on revenue growth to explain the increase in average monthly revenue despite a loss in customers. See proposed disclosure:

“Revenues. Average monthly total revenue per basic video customer, measured on an annual basis, has increased from $114 in 2009 to $126 in 2010 and $136 in 2011. Average monthly total revenue per basic video customer represents total annual revenue, divided by twelve, divided by the average number of basic video customers during the respective period. The increases in average monthly total revenue per basic video customer were primarily due

Securities and Exchange Commission
April 11, 2012

to increases in the number of residential customers receiving multiple services, price increases, higher contributions from commercial revenues and declines in the total number of video customers. Total revenues grew $145 million or 2% in the year ended December 31, 2011 as compared to 2010 and grew $304 million or 5% in the year ended December 31, 2010 as compared to 2009. Revenue growth primarily reflects increases in the number of residential Internet and telephone and commercial business customers, price increases, and incremental video revenues from DVR and HD television services, offset by a decrease in basic video customers. Asset sales and acquisitions reduced the increase in revenues in 2011 as compared to 2010 by approximately $45 million and 2010 as compared to 2009 by approximately $19 million.”

4.
Please revise in future filings to clarify, if true, that you use total video revenue in your calculation of the average monthly revenue per basic video customer (or ARPU). In this regard, we note your discussion of total revenue immediately after your ARPU discussion. Discuss underlying changes at more discrete ARPU levels, such as for significant revenue streams-Video, High-speed Internet and Telephone. Please provide us with your proposed disclosures.

We will clarify in future filings that we use total revenue in our calculation of average monthly revenue per basic customer. See proposed disclosure above in response #3. We will also discuss changes in average monthly revenue at the video, Internet and phone levels in their respective paragraphs. See proposed disclosures:

“Video revenues consist primarily of revenues from basic and digital video services provided to our non-commercial customers, as well as franchise fees, equipment rental and video installation revenue. Average monthly video revenue per residential basic video customer, measured on an annual basis, has increased from $66 in 2009 to $69 in 2010 and $72 in 2011 as a result of price increases and incremental revenues from DVR and HD television services and declines in the number of residential basic video customers. Residential basic video customers decreased by 188,100 and 284,500 customers in 2011 and 2010, respectively, or 215,500 and 214,800 customers after giving effect to asset sales and acquisitions, respectively. Digital video customers increased by 47,200 and 145,100 customers in 2011 and 2010, respectively, or 39,100 and 188,200 customers after giving effect to asset sales and acquisitions, respectively.”

“Average monthly Internet revenue per Internet customer, measured on an annual basis, has increased from $41 in 2009 to $42 in 2010 and remained constant at $42 in 2011. Residential Internet customers grew by 245,700 and 183,800 customers in 2011 and 2010, respectively, or 228,600 and 209,800 customers after giving effect to asset sales and acquisitions, respectively.”

“Average monthly telephone revenue per telephone customer, measured on an annual basis, has decreased from $43 in 2009 to $42 in 2010 and $41 in 2011. The decreases are due to increased value based packages and bundling.”

5.
We note the decrease in residential basic video customers in 2010 and 2011. We also note the slowing increase in digital video customers in 2011 as compared to 2010. We note in the overview section that you attribute this decrease to competition and weakened economic conditions in the United States. In regards to your decreasing residential video customers, please discuss in future filings the following in more detail:

a.	Which factor-competition or the weakened economic conditions-had a more significant impact in the decrease in customers;

b.
Which specific competitive reasons have contributed to the loss of customers; for example, we note that in your 4th quarter earnings call you allude to customer satisfaction and quality of video product;

c.
Which of your specific geographic markets have suffered disproportionate decreases in video customers, and why; for example, you may want to explain whether specific geographic markets in which you operate have been disproportionately affected by the weakened economic conditions; and

Securities and Exchange Commission
April 11, 2012

d.	Whether you expect these trends with respect to digital and basic video customers to worsen or remain consistent with prior years.

Please provide us with your proposed disclosures.
We cannot determine which factor - competition or the weakened economic conditions - had a more significant impact on the decrease in customers. We believe our disclosure in the Form 10-K effectively lays out the competitive factors we face. In particular, we believe the disclosure at pages 10-12 which has been included in our response to comment number 1 above address this area although we do propose further revisions by adding the underlined disclosure to the third paragraph of the “Overview” section of the Management's Discussion & Analysis for future filings as indicated below.
“After giving effect to divestitures and acquisitions of cable systems in 2010 and 2011, during the years ended December 31, 2011 and 2010, we had a decrease in total customers of approximately 12,400 and 116,500, respectively, and lost approximately 215,500 and 214,800 residential basic video customers, respectively. We believe that continued competition and the weakened economic conditions in the United States, including the housing market and relatively high unemployment levels, have adversely affected consumer demand for our services, particularly basic video. Our video competitors often offer more channels, including more HD channels, and typically only offer digital services which have a better picture quality compared to our analog product. In the current economic environment and with increased marketing highlighting perceived differences between competitive video products, customers have been more willing to consider our competitors' products especially when those competitors are relatively new entrants and are often offering significant incentives to switch providers. We also believe some customers have chosen to receive video over the Internet rather than through our VOD and premium video services, thereby reducing our video revenues. These conditions combined with our disciplined customer acquisition strategy contributed to video revenues declining 2% for the year ended December 31, 2011 compared to the corresponding period in 2010 and remaining flat for the year ended December 31, 2010 compared to the corresponding period in 2009. Total revenue growth was 2% for the year ended December 31, 2011 compared to the corresponding period in 2010 and 5% for the year ended December 31, 2010 compared to the corresponding period in 2009 as we continued to grow our commercial, Internet and telephone businesses. However, we believe competition from wireless and economic factors have contributed to an increase in the number of homes that replace their traditional telephone service with wireless service thereby impacting the growth of our telephone business. Our business plans include goals for increasing the number of customers which contribute to recurring revenue and the opportunity to sell additional services to existing customers. In 2012, we may continue to experience challenges in increasing, or we may continue to lose, customers. If these conditions do not improve, we believe the growth of our business and results of operations will be further adversely affected which may contribute to future impairments of our franchises and goodwill.”

We believe any differences between geographic markets would not be material to our investors. With respect to the reference in our earnings call to customer satisfaction and the quality of our video product, we were merely referencing those two areas as focus areas for improving our competitive position. As we have disclosed, improving customer experience and our video product represent key strategic initiatives for the Company.

With respect to whether we expect to see trends for digital and basic video customers to worsen or remain consistent with prior years, we have disclosed in our Form 10-K the following in the Overview section in Management's Discussion and Analysis of Financial Condition and Results of Operations:
“Our business plans include goals for increasing the number of customers which contribute to recurring revenue and the opportunity to sell additional services to existing customers. In 2012, we may continue to experience challenges in increasing, or we may continue to lose, customers.”
We believe our disclosure properly describes our plans with respect to the video business and the risk that we may continue to lose customers in spite of our goals.

Securities and Exchange Commission
April 11, 2012

6.
With regard to the impact of competition from telephone companies, we note on page 11 that you believe “AT&T and Verizon are offering video services serving approximately 31% to 34% and 3% to 4%, respectively, of your estimated homes passed as of December 31, 2011” and you have “experienced customer losses in these areas.” Discuss in future filings whether you expect that in your operating markets AT&T and Verizon will expand video services in the remaining of your “estimated homes passed” and whether you expect continuing customer losses as a result. Please provide us with your proposed disclosures.

We have observed that AT&T and Verizon have stated publicly that they do not expect to roll out their video products much beyond the territories currently served. In future filings, we will add disclosure concerning what public statements AT&T and Verizon have made concerning the service areas of their video products. As appropriate, we would propose to add the following disclosure in future filings:

“AT&T and Verizon have publicly stated that they do not expect to roll out their video products beyond the territories currently served. However, when AT&T and Verizon have expanded their offering of video products, we have seen a decrease in our video revenue as AT&T and Verizon typically roll out aggressive marketing and discounting campaigns to launch their products.”

7.
We note your risk factor on page 19 stating that the cable industry, including you, has lost a significant number of video customers to DBS competition, and that you face serious challenges in this area in the future. We also note your disclosure indicating that your principal competitors for video services in your geographic markets are DBS providers. Tell us whether, and why, you believe that this is a known trend that you should discuss in accordance with the reporting requirements of Item 303(a) (3) (ii) of Regulation S-K.

If it is a known trend, expand the discussion in future filings and provide us with your proposed disclosures.

Our disclosure regarding DBS competition is in the context of competition we face in certain of our markets from incumbent telephone companies and from cable providers that have overbuilt in those markets. We note that DBS competes across all of our markets whereas the other competitors compete in specific markets. We provide estimates of the overlaps with respect to these other competitors. As pointed out in the comment, the disclosure in the risk factors references the historical losses of customers to DBS and cautions that DBS continues to compete aggressively for video customers. Our Management's Discussion and Analysis of Financial Condition and Results of Operations describes recent customer losses and discloses that competition and economic conditions may continue to result in customer losses. We believe that this disclosure along with the adjustments as described above in the responses to the other comments appropriately addresses the reporting requirements of Item 303(a)(3)(ii) of Regulation S-K.

8.
We note your discussion of the impact of programming costs on page 9. In view of the significance of programming costs on your operating results, we believe that in future filings you should significantly expand your discussion on page 45 to address the impact that these factors have had in your historical operating results and in future results, including a detailed discussion of known trends, such as the rise in fees that local broadcasting stations, regional sport networks and national cable programmers are seeking for their content. Furthermore, disclose whether you believe that the increase in programming costs have contributed, and expect to contribute, to the loss of customers. Please provide us with your proposed disclosures.

We will revise our disclosure on page 45 as follows:

“Programming costs were approximately $1.9 billion, $1.8 billion and $1.7 billion, representing 60%, 59% and 60% of total operating expenses for the years ended December 31, 2011, 2010 and 2009, respectively. Programming costs consist primarily of costs paid to programmers for basic, premium, digital, OnDemand, and pay-per-view programming. The increases in programming costs are primarily a result of annual contractual rate adjustments,

Securities and Exchange Commission
April 11, 2012

including increases in amounts paid for retransmission consents and for new programming, offset in part by asset sales and customer losses. Programming costs were also offset by the amortization of payments received from programmers of $7 million, $17 million and $26 million in 2011, 2010 and 2009, respectively. We expect programming expenses to continue to increase due to a variety of factors, including increased demands by owners of some broadcast stations for carriage of other services or payments to those broadcasters for retransmission consent, annual increases imposed by programmers with additional selling power as a result of media consolidation, and additional programming, including new sports services and non-linear programming for on-line and OnDemand programming. We have been unable to fully pass these increases on to our customers nor do we expect to be able to do so in the future without a potential loss of customers.”

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In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the applicable filings;

•	staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of our responses to your letter or address any additional comments the Staff may have, if necessary, we would suggest a conference call to discuss. You may contact the undersigned at 314-543-2407 or by e-mail at rick.dykhouse@chartercom.com. Thank you for your attention in this matter.

Sincerely,

/s/ Richard R. Dykhouse
Richard R. Dykhouse
Senior Vice President, General Counsel
and Corporate Secretary